UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 11-K
 ___________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6003
  ___________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FEDERAL SIGNAL CORPORATION
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

December 31, 2017 and 2016
and the
Year Ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants, Benefits Administration Committee, and Benefits Planning Committee
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The schedule of delinquent participant contributions for the year ended December 31, 2017 and the schedule of assets (held at end of year) as of December 31, 2017 (collectively referred to as the “supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 1995.

/s/ MAYER HOFFMAN McCANN P.C.
Chicago, Illinois
June 22, 2018

REQUIRED INFORMATION
Federal Signal Corporation is the Plan Sponsor of the Federal Signal Corporation Retirement Savings Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2017 and 2016, and for the year ended December 31, 2017, and the supplemental information as of, and for the year ended December 31, 2017, have been prepared in accordance with the financial reporting requirements of ERISA.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2017	2016
ASSETS
Investments, at fair value	$302,789,678	$263,021,705
Receivables:
Notes receivable from participants	5,581,700	5,400,860
NET ASSETS AVAILABLE FOR BENEFITS	$308,371,378	$268,422,565

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2017
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$36,959,895
Interest and dividend income	10,893,667
Total investment income	47,853,562
Interest income on notes receivable from participants	230,969
Contributions:
Employer	6,746,778
Participants	9,528,647
Rollovers	1,147,284
Total contributions	17,422,709
TOTAL ADDITIONS	65,507,240

DEDUCTIONS
Benefits paid to participants	(25,473,258)
Administrative expenses	(85,169)
TOTAL DEDUCTIONS	(25,558,427)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	39,948,813
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	268,422,565
End of year	$308,371,378

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan covering the majority of the U.S. employees of Federal Signal Corporation (the “Company”), excluding employees of Truck Bodies and Equipment International (“TBEI”), a group of businesses acquired by the Company during 2017. Effective July 1, 2017, no new employees covered by the collective bargaining agreement between the Company and the Sheet Metal Workers International Association Local No. 265 may participate in the plan. Employees covered by this collective bargaining agreement as of July 1, 2017 shall continue to be eligible participants until they are no longer covered by the agreement. Effective January 1, 2018, employees of Joe Johnson Equipment, LLC are eligible to participate in the Plan. All eligible employees may commence participation in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan on the first day following completion of their probationary period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated as of January 1, 2015 with updates to various IRS dollar limitations and changes to Plan rules for participant borrowings. The Plan is sponsored by the Company.
The Plan is administered by the Company’s Benefits Administration Committee (the “Committee”), which is comprised of Company designated management. The Committee has overall responsibility for the operation and administration of the Plan and reports to the Benefits Planning Committee and the Compensation and Benefits Committee of the Board of Directors.
Contributions
Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan with contributions set at 2% of pretax annual compensation to the Vanguard Target Retirement Fund whose “target” year is closest to the year in which the employee will turn age 65. The Plan offers an automatic increase feature that will increase the pre-tax contribution rate of participants by one percentage point each January up to 10% of base pay not to exceed the IRS contribution limit. The automatic enrollment and automatic increase features do not apply to employees covered by a collective bargaining agreement. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan. Contributions are subject to certain Internal Revenue Code of 1986, as amended (the “IRC”), limitations.
For most participants, Company contributions are based on a percentage of participant contributions and on a points-weighted system currently based on age and years of service. Effective January 1, 2018, the Company modified its method of determining contributions to be based on a percentage of participant contributions and years of service.
The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan. During the year ended December 31, 2017, the Plan recorded income from dividends paid on Company stock of $254,222.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) the Plan’s earnings in the fund(s) selected by the participants and is charged with an allocation of investment management fees, administrative expenses and/or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and points-weighted contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. Effective January 1, 2018, most participants will be immediately vested in all future Company contributions. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.
Participant Investment Account Options
Participants direct the investment of all contributions into various investment options offered by the Plan. Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) or into the Federal Signal Stock Fund, an investment fund consisting primarily of the Company’s common stock and some cash. Participants may change their investment by contacting Vanguard.
Notes Receivable from Participants
Participants generally may borrow from their vested contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions. Upon distribution of a participant’s balance before a loan is repaid in full, the unpaid loan balance, together with the loan interest, shall become due and payable, and the trustee will first satisfy the indebtedness of the participant’s account before making any distribution to the participant. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, foreclosure on the note and attachment of security on such loan will not occur until a distributable event occurs under the Plan.
The loan origination fee for non-automated loans is $85. The loan origination fee for automated loans is $35.
Payment of Benefits
Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.
Forfeited Accounts
As of December 31, 2017 and 2016, forfeited non-vested accounts totaled $368,317 and $212,915, respectively. These accounts are used to reduce employer contributions and/or to pay plan expenses. Employer contributions were reduced by $62,951, and plan administrative expenses of $40,062 were paid using forfeited non-vested accounts in the year ended December 31, 2017.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the asset custodian. See Note 3 for discussions of fair value measurements.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

The Federal Signal Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of the Company’s common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The Fund is valued at its year-end unit closing price (composed of year-end market price plus the un-invested cash portion). As of December 31, 2017, 1,905,716 units were outstanding with a value of $9.12 per unit. As of December 31, 2016, 2,060,558 units were outstanding with a value of $7.10 per unit.
Purchases and sales of securities are recorded on a trade-date basis. In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be re-priced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of Company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value, or (c) a combination of both occurs.
Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation includes gains and losses on the investments bought and sold, as well as held during the year. Contributions are recognized based on payroll dates and accrued if applicable.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on an accrual basis. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded upon occurrence of a distributable event. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.
Unit Values
Individual participant accounts for the common/collective trust fund is maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund but do have an interest therein represented by units valued daily. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from the fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits. Certain fees paid by the Plan to Vanguard (as trustee) related to the administration of notes receivable from participants are charged directly to the participant’s account and are not included in the administrative expenses. Investment related expenses that are structured as a revenue-sharing arrangement are paid directly from fund earnings and are included in net appreciation in fair value of investments.
NOTE 3 – FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2017 and 2016.
Mutual funds
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Federal Signal Corporation common stock fund
Valued at the closing price reported on the active market on which the security is traded plus a small balance held in the Vanguard Prime Money Market Fund.
Common/collective trust fund
A stable value fund that is composed of certain investments which invest in fully benefit-responsive investment contracts and is valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Mutual funds	$245,564,191	$—	$—	$245,564,191
Common stock fund	17,393,446	—	—	17,393,446
Total investments categorized within fair value hierarchy	$262,957,637	$—	$—	$262,957,637
Investments measured at net asset value:
Common/collective trust fund*				39,832,041
Total Investments at fair value				$302,789,678
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Mutual funds	$205,018,704	$—	$—	$205,018,704
Common stock fund	14,641,249	—	—	14,641,249
Total investments categorized within fair value hierarchy	$219,659,953	$—	$—	$219,659,953
Investments measured at net asset value:
Common/collective trust fund*				43,361,752
Total Investments at fair value				$263,021,705
* This fund is measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

fair value hierarchy to the amounts presented in the statements of net assets available for benefits. The common/collective trust provides for daily redemption by the Plan at reported NAV, provided notice is received at Vanguard before 4:00 pm Eastern time on days the market is open. Additionally, there are no unfunded commitments.
NOTE 4 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Vanguard. Vanguard is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to the trustee of $89,012 for the year ended December 31, 2017, which was not covered by revenue sharing. The payments to the trustee included $7,905 of loan origination fees paid by participants that are not included in administrative expenses. The Plan also paid certain expenses related to the Plan’s operations to various service providers. Participants or the Plan sponsor directly pay any other fees related to the Plan’s operations.
Certain Plan investments are shares of the Fund. The Company is the Plan sponsor; therefore these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.
These party-in-interest transactions are exempt from the prohibited transactions rules under ERISA.
NOTE 5 – TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed the Company, by a letter dated April 12, 2017, that the Plan (as restated January 1, 2015) and related trust are designed in accordance with applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC.
The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 7 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 8 - DELINQUENT PARTICIPANT CONTRIBUTIONS
Defined contribution plans are required to remit employee contributions to the plan as soon as they can be reasonably segregated from the employer’s general assets. While the Company remitted all employee contributions to the plan during the year ended December 31, 2017, contributions of $366,292 were not remitted within the required time period. The Company has remitted these delinquent employee contributions, with interest, within 10 business days of the original due date.
NOTE 9 – SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 22, 2018, the date that the financial statements were filed with the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2017

EIN: 36-1063330
Plan Number: 004

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
2017	$—	$—	$366,292	$—

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

EIN: 36-1063330
Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	$62,458,881
*	Vanguard Retirement Savings Trust	Common/collective trust	(1)	39,832,041
*	Vanguard Institutional Index Fund	Registered investment company	(1)	38,857,911
*	Vanguard Wellington Fund	Registered investment company	(1)	28,147,259
*	Federal Signal Stock Fund	Common stock fund	(1)	17,393,446
*	Vanguard Explorer Fund	Registered investment company	(1)	14,797,975
*	Vanguard Target Retirement 2025 Fund	Registered investment company	(1)	13,519,808
*	Vanguard Target Retirement 2030 Fund	Registered investment company	(1)	10,482,158
*	Vanguard International Growth Fund	Registered investment company	(1)	9,973,977
*	Vanguard Target Retirement 2020 Fund	Registered investment company	(1)	9,637,250
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	9,333,338
*	Vanguard Target Retirement 2045 Fund	Registered investment company	(1)	7,926,211
*	Vanguard Target Retirement 2035 Fund	Registered investment company	(1)	7,469,560
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	7,195,106
*	Vanguard Target Retirement 2040 Fund	Registered investment company	(1)	6,393,656
*	Vanguard Windsor II Fund	Registered investment company	(1)	6,210,572
*	Vanguard Target Retirement 2050 Fund	Registered investment company	(1)	4,534,672
*	Vanguard Target Retirement Income	Registered investment company	(1)	3,077,369
*	Vanguard Target Retirement 2015 Fund	Registered investment company	(1)	2,643,577
*	Vanguard Target Retirement 2055 Fund	Registered investment company	(1)	2,115,892
*	Vanguard Prime Money Market Fund	Registered investment company	(1)	448,738
*	Vanguard Target Retirement 2060 Fund	Registered investment company	(1)	340,184
*	Vanguard Target Retirement 2065 Fund	Registered investment company	(1)	97
				302,789,678
*	Participants’ loans	Interest rates from 4.25% to 5.25%	—	5,581,700
				$308,371,378

*	Party-in-interest as defined by ERISA

(1)	Cost information may be omitted for plan assets which are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Signal Corporation Retirement Savings Plan

Date:	June 22, 2018	/s/ Paul Wittig
Paul Wittig
Vice President, Corporate Services (Benefits Administration Committee)

/s/ Daniel A. DuPré
Daniel A. DuPré
Vice President, General Counsel and Secretary (Federal Signal Corporation)

EXHIBIT INDEX

Exhibit No.	Description
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM